SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

Landec Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

514766 10 4

(CUSIP Number)

Kenneth E.  Jones, 550 Pilgrim Drive, Suite F, Foster City, CA 94404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766 10 4	Page 2 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth E. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO☐ ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,209,632*
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,209,632*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,209,632*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.23%**
14	TYPE OF REPORTING PERSON* OO

* Includes (i) 526,492 shares of Common Stock held by Seahawk Ranch Irrevocable Trust, of which Mr. Jones is one of the trustees, (ii) 1,457,140 shares of Common Stock issuable upon conversion of 145,714 shares of Series B Preferred Stock of Landec Corporation, subject to certain adjustments, held by Seahawk Ranch Irrevocable Trust, half of which are convertible at any time after April 25, 2002 and all of which are convertible at any time after October 25, 2002; (iii) 206,000 shares of Common Stock held by Western General Corporation, of which Mr. Jones is the President and (iv) 20,000 shares of Common Stock issuable upon exercise of options that are currently outstanding.

** Assumes 18,069,196 shares outstanding, including (i) 16,592,056 shares of Common Stock, (ii) 1,457,140 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and (iii) 20,000 shares of Common Stock issuable upon exercise of options that are currently outstanding.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 514766 10 4	Page 3 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Seahawk Ranch Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO☐ ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Foster City, California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,983,632*
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,983,632*
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,632*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.99% **
14	TYPE OF REPORTING PERSON* OO

* Includes (i) 1,457,140 shares of Common Stock issuable upon conversion of 145,714 shares of Series B Preferred Stock of Landec Corporation, subject to certain adjustments, held by Seahawk Ranch Irrevocable Trust, half of which are convertible at any time after April 25, 2002 and all of which are convertible at any time after October 25, 2002 and (ii) 526,492 shares of Common Stock held by Seahawk Ranch Irrevocable Trust.

** Assumes 18,049,196 shares outstanding, including (i) 16,592,056 shares of Common Stock and (ii) 1,457,140 shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 514766 10 4	PAGE 4 OF 7 PAGES

SCHEDULE 13D

Item 1 - Security and Issuer

(a)  Securities:

Common Stock

(b)  Issuer:

Landec Corporation

3603 Haven Avenue

Menlo Park, CA  94025

Item 2 - Identity and Background

                (a)           Names:

                                Kenneth E. Jones

                                Seahawk Ranch Irrevocable Trust

(b)                                 Address for each of the above:

550 Pilgrim Drive, Suite F

Foster City, CA 94404

(c)                                  Mr. Kenneth E. Jones’s principal occupation is the Chairman and Chief Executive Officer of Globe Wireless, Inc., located at 550 Pilgrim Drive, Suite F, Foster City, California 94404.  Mr. Jones is also: (i) a director of Landec Corporation, (ii) one of the trustees of Seahawk Ranch Irrevocable Trust, and (iii) the President and a director of Western General Corporation.

(d)                                 N/A

(e)                                  N/A

(f)                                    Mr. Jones is a citizen of the United States.

Item 3 - Source and Amount of Funds or Other Consideration

Seahawk Ranch Irrevocable Trust purchased 526,492 shares of Common Stock on May 4, 2001 for a total purchase price of $1,790,072.80.  The purchase price was paid by Seahawk Ranch Irrevocable Trust out of its own assets.

Western General Corporation purchased 206,000 shares of Common Stock in a series of transactions between January 8, 2001 and April 30, 2001 for a total purchase price of $800,804.00.  The purchase price was paid by Western General Corporation out of its own assets.

Seahawk Ranch Irrevocable Trust purchased 142,857 shares of Series B Preferred Stock in a private placement by Landec Corporation pursuant to a Series B Preferred Stock Purchase Agreement dated as of October 24, 2001 for a total purchase price of $5,000,000. The purchase price was paid by Seahawk Ranch Irrevocable Trust out of its own assets. The Series B Preferred Stock earns cumulative dividends payable in additional shares of Series B Preferred Stock at an annual rate of eight percent (8%) for the first two years, ten percent (10%) for the third year and twelve percent (12%) thereafter.  Landec Corporation has declared and paid a dividend of 2,857 shares of Series B Preferred Stock to Seahawk Ranch Irrevocable Trust as the holder of the Series B Preferred Stock as of January 31, 2002.

CUSIP No. 514766 10 4	Page 5 of 7 Pages

SCHEDULE 13D

Mr. Jones has not yet purchased any of the 20,000 shares of Common Stock issuable upon exercise of an option granted to Mr. Jones that is currently outstanding.

Item 4 - Purpose of Transaction

On October 25, 2001, Seahawk Ranch Irrevocable Trust purchased for investment purposes 142,857 shares of Series B Preferred Stock at a price of $35.00 per share pursuant to the Series B Preferred Stock Purchase Agreement dated as of October 24, 2001, by and between Seahawk Ranch Irrevocable Trust and Landec Corporation.  Half of the 142,857 shares of Series B Preferred Stock are convertible into Common Stock at $3.50 per share, subject to certain adjustments, at any time after April 25, 2002, and all of the 142,857 shares of Series B Preferred Stock are convertible into Common Stock at $3.50 per share, subject to certain adjustments, at any time after October 25, 2002.

Item 5 - Interest in Securities of the Issuer

(a)                                  Seahawk Ranch Irrevocable Trust beneficially owns an aggregate of 1,983,632 shares of Common Stock, of which 1,457,140 shares of Common Stock are issuable upon conversion of 145,714 shares of Series B Preferred Stock of Landec Corporation, subject to certain adjustments, half of which are convertible at any time after April 25, 2002 and all of which are convertible at any time after October 25, 2002.  The Common Stock beneficially owned by Seahawk Ranch Irrevocable Trust represents 10.99% of the 18,049,196 shares of Common Stock currently outstanding (including convertible shares beneficially owned by Seahawk Ranch Irrevocable Trust).

Western General Corporation beneficially owns 206,000 shares of Common Stock. The Common Stock beneficially owned by Western General Corporation represents 1.05% of the total outstanding shares.

As one of the trustees of Seahawk Ranch Irrevocable Trust and the President of Western General Corporation, Kenneth E. Jones beneficially owns an aggregate of 2,209,632 shares of Common Stock.  The Common Stock beneficially owned by Mr. Jones represents 12.23% of the 18,069,196 shares of Common Stock currently outstanding (including convertible shares beneficially owned by Mr. Jones).

Mr. Jones holds an option granted to him as a director of Landec Corporation to purchase 20,000 shares of Common Stock, all of which are exercisable within 60 days of February 25, 2002.

(b)                                 (i)            Sole power to vote or to direct the vote:

Please see Item 7 of pages 2 through 4 of this Schedule 13D.

(ii)           Shared power to vote or to direct the vote:

Please see Item 8 of pages 2 through 4 of this Schedule 13D.

(iii)                               Sole power to dispose or to direct the disposition:

Please see Item 9 of pages 2 through 4 of this Schedule 13D.

(iv)                              Shared power to dispose or to direct the disposition:

Please see Item 10 of pages 2 through 4 of this Schedule 13D.

(c)                                  Seahawk Ranch Irrevocable Trust acquired 142,857 shares of Series B Preferred Stock at $35.00 per share in a private placement by Landec Corporation pursuant to a Series B Preferred Stock Purchase Agreement on October 25, 2001.  Half of the 142,857 shares of Series B Preferred Stock are convertible into Common Stock at $3.50 per share, subject to certain adjustments, at any time after April 25, 2002, and all of the 142,857 shares of Series B Preferred Stock are convertible into Common Stock at $3.50 per share, subject to certain adjustments, at any time after October 25, 2002.  The Series B Preferred Stock earns cumulative

CUSIP No. 514766 10 4	Page 6 of 7 Pages

SCHEDULE 13D

dividends payable in additional shares of Series B Preferred Stock at an annual rate of eight percent (8%) for the first two years, ten percent (10%) for the third year and twelve percent (12%) thereafter.  Landec Corporation has declared and paid a dividend of 2,857 shares of Series B Preferred Stock to Seahawk Ranch Irrevocable Trust as the holder of the Series B Preferred Stock as of January 31, 2002.

(d)           N/A

(e)           N/A

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to
                Securities of the Issuer

Standstill Agreement dated as of October 24, 2001, by and between Kenneth E. Jones and Landec Corporation.

Series B Preferred Stock Purchase Agreement dated as of October 24, 2001, by and between Seahawk Ranch Irrevocable Trust and Landec Corporation.

Item 7 - Material to be Filed as Exhibits

99.1	Standstill Agreement dated as of October 24, 2001, by and between Kenneth E. Jones and Landec Corporation.
99.2	Series B Preferred Stock Purchase Agreement dated as of October 24, 2001, by and between Seahawk Ranch Irrevocable Trust and Landec Corporation.*

* Incorporated by reference from exhibit 4.1 to Landec Corporation's Form 8-K filed on October 25, 2001.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2002	SEAHAWK RANCH IRREVOCABLE TRUST

	By:	/s/ KENNETH E. JONES
	Name:	Kenneth E. Jones
	Title:	Trustee

/s/ KENNETH E. JONES
KENNETH E. JONES

                The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: February 25, 2002	SEAHAWK RANCH IRREVOCABLE TRUST

	By:	/s/ KENNETH E. JONES
	Name:	Kenneth E. Jones
	Title:	Trustee

/s/ KENNETH E. JONES
KENNETH E. JONES